Exhibit 3

September 9, 1997



Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, New York  11788
Attention:  President

Re:   $12 Million Floating Rate Convertible Notes due 2000


Ladies and Gentlemen:

     Reference is hereby made to the Note Purchase Agreement dated March 27, 1997 (the Purchase Agreement), between Computer Associates International, Inc. (CA) and System Software Associates, Inc. (SSA), and the $12 Million Floating Rate Convertible Note due
2000 issued by SSA to CA thereunder (the Note). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Purchase Agreement. SSA and CA have discussed SSA s proposed underwritten public offering of Convertible Subordinated Notes (the Offering), as described in Amendment No. 3 to the Registration Statement on Form S-3 filed on September 3, 1997 (File No. 333-31271), as amended (the Registration Statement). In connection with the Offering, SSA has requested that CA execute, and CA is willing to execute, the lock-up agreement in the form of Exhibit A attached hereto (the Lock-up Agreement), in consideration of SSA s undertakings set forth herein. In consideration of the execution, delivery and performance of the Lock-up Agreement and the mutual agreements set forth herein, SSA and CA hereby agree as follows:

     1. Notwithstanding anything to the contrary in the provisions of
Section 7 of the Purchase Agreement, SSA shall prepare and file the Shelf Registration Statement covering all of the shares of Common Stock of the Company issuable upon the conversion of the Note (the Shares) on or prior to the fifth Business Day after the effective date of the Registration Statement relating to the Offering (the Offering Effective
Date), and SSA shall use its best efforts to have the Shelf Registration Statement declared effective by the SEC within 45 days after the Offering Effective Date. Except as set forth herein, the registration of the Shares shall be in accordance with the Purchase Agreement.

     2. SSA shall not be entitled to exercise its right to redeem the Notes under Section 2 thereof until the latter to occur of (a) the effective date of the registration of the Shares or (b) 90 days after the Offering Effective Date. Following the latter of the preceding periods, SSA s redemption right under Section 2 of the Note shall again be available in accordance with Section 2 of the Note.

     3. Notwithstanding anything to the contrary in Section 3 of the Note, the Note shall be convertible into Shares at the option of CA upon the expiration of the initial 45 day Lock-up Period, as defined in the Lock-up Agreement.

     4. CA hereby waives the restriction set forth in Section 6(c) of the Note with respect to the declaration and payment by SSA of dividends upon 10,000 shares of its Series A Preferred Stock in the amounts and at the times provided for in the Certificate of Designations for the Series A Preferred filed by SSA with the Secretary of State of the State of Delaware in the form filed as an exhibit to the Registration Statement.

                                      Regards,

                                      System Software Associates, Inc.



                                      By:/s/ Joseph J. Skadra
                                         ---------------------------
                                      Title: Vice President and
                                             Chief Financial Officer

Accepted and Agreed:

Computer Associates International, Inc.



By:/s/ Charles P. McWade
   -----------------------------------
Title: Senior Vice President - Finance